K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

June 22, 2015	Mark C. Amorosi mark.amorosi@klgates.com

T 202-778-9351

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post Effective Amendment No. 4 to the Registration Statement on Form N-1A of 1290 Funds (File Nos. 333-195390; 811-22959)

Dear Ms. Bentzinger:

On behalf of the above-referenced registrant, set forth below are comments that you provided on June 3, 2015 concerning Post-Effective Amendment No. 4 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of 1290 Funds (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on April 17, 2015. The Post-Effective Amendment was filed in connection with registering four new series of the Trust, 1290 Global Equity Managers Fund (“Global Equity Fund”), 1290 Multi-Alternative Strategies Fund (“Multi-Alternative Fund”), 1290 Convertible Securities Fund (“Convertible Securities Fund”), and 1290 Unconstrained Bond Managers Fund (“Unconstrained Bond Fund”) (each a “Fund” and, collectively, the “Funds”). Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1. General Comments

a.	Please confirm that all incomplete data and disclosure will be included in a post-effective amendment.

Response: The Trust confirms that the requisite data and disclosure will be completed in a post-effective amendment filed prior to or on the effective date of the Post-Effective Amendment.

b.	Please note that responses to comments made to one portion of the registration statement should be made throughout, as applicable.

Response: The Trust confirms that responses to comments made to one portion of the Post-Effective Amendment will be made throughout, as applicable.

Elisabeth Bentzinger

June 22, 2015

c.	Please update the EDGAR series and class identifiers with ticker symbols when they are available.

Response: The Trust has made the requested change.

d.	Please note that when a fund engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Also note that the SEC recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the SEC or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the fund(s) operate(s).

Response: The Trust notes the staff’s comments regarding the use of total return swaps and other derivatives by funds.

e.	For each Fund that has an 80% investment policy per Rule 35d-1 under the 1940 Act and that includes derivatives when calculating the 80%, please confirm that derivatives will be valued at market or fair value rather than notional value for purposes of this calculation.

Response: The Trust confirms that derivatives counted towards a Fund’s Rule 35d-1 investment policy are valued at market or fair value rather than notional value.

2. Global Equity Fund - Summary Prospectus

a.	Fees and Expenses of the Portfolio (p. 3): In the fee table, please consider changing the line item “advisory fee” to “management fee,” consistent with the management fee discussion in the Item 10 disclosure in the prospectus.

Response: The Trust has made the requested change.

b.	Principal Investment Strategy (p. 7): The prospectus states, “Under normal circumstances, the Fund intends to invest at least 80% of its net assets, plus borrowings for investment purposes, in equity securities.” Please change “intends to invest” to “will invest.”

Response: The Trust has made the requested change.

c.	Principal Investment Strategy (p. 7): In the second paragraph, in this section, the prospectus states, “The Fund expects to invest in a number of different countries and normally invests in at least three countries (one of which may be the United States).” Given the use of the word “global” in the Fund’s name, please expressly describe in the prospectus how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. See Investment Company Act Release No. 29776 (Jan. 17, 2001).

Response: The Trust believes that the disclosure stating that the Fund “normally will invest a significant portion of its assets in foreign securities,” together with the statement that the Fund “expects to invest in a number of different countries and normally

Elisabeth Bentzinger

June 22, 2015

invests in at least three countries (one of which may be the United States),” adequately describes how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. The adopting release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1. Investment Company Act Rel. No. 24828 (Jan. 17, 2001) at fn 42. Nonetheless, the release states that “[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” The staff has subsequently taken the position that an effective way to satisfy this mandate would be to state that a fund “would invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the U.S., or, if conditions are not favorable, invest at least 30 percent of its assets outside the U.S.” However, the staff has stated that this particular approach is not compulsory, and that statements to the effect that a fund will invest “primarily” or “a majority of its assets” in non-U.S. securities are also acceptable. See ICI Memorandum, SEC Staff Comments on Fund Names (Rule 35d-1) (June 4, 2012). The Fund’s prospectus disclosure satisfies the standard set forth in the Rule 35d-1 adopting release, because it makes clear that the Fund invests a significant portion of its assets in foreign securities and normally invests in a least three countries. Accordingly, the Trust believes that no additional description is necessary.

d.	The staff notes the disclosure regarding the Adviser’s manager-of-managers order. Please move to the statutory prospectus the last paragraph in the Principal Investment Strategy section, as this disclosure does not appear to describe the Fund’s principal investment strategy and is neither permitted nor required by Items 2-8 of Form N-1A.

Response: The Trust notes that the manager-of-managers exemptive order requires that each prospectus “prominently disclose” that the Adviser has the ultimate responsibility, subject to oversight by the Board of Trustees, to oversee the sub-advisers and recommend their hiring, termination and replacement, and that disclosure in the summary prospectus satisfies the prominence requirement. The Trust further notes that the inclusion of this disclosure in the summary description of the Fund’s principal investment strategy is in response to a previous staff comment requesting that the disclosure be moved from the section of each Fund’s summary entitled “Who Manages the Fund.” Accordingly, the Trust respectfully declines the staff’s comment.

3. Multi-Alternative Fund - Summary Prospectus

a.	Principal Investment Strategy (p. 5): The staff notes that “[t]he Fund seeks to invest its assets among the Underlying ETFs to achieve a diversified exposure across 10-12 non-traditional (alternative) asset categories and strategies.” The table below this disclosure has 15 asset categories and strategies listed. Please reconcile the disclosure.

Response: The Trust has revised this disclosure, as requested. The above referenced disclosure has been revised to state that the “[t]he Fund seeks to invest its assets among the Underlying ETFs to achieve a diversified exposure across multiple non-traditional (alternative) asset categories and strategies.” Furthermore, the table following this disclosure has been revised to list the specific alternative asset categories and strategies in which the Fund currently intends to invest.

b.	Principal Investment Strategy (p. 5): Please consider providing a brief explanation of the following strategies, which are listed in the table and not otherwise explained in the prospectus: absolute return, long/short credit, merger arbitrage, multi strategies, long/short equity and real return.

Elisabeth Bentzinger

June 22, 2015

Response: The Trust has added the following to the “More information on strategies and risks” section of the statutory prospectus:

Alternative Investments. Under normal market conditions, the 1290 Multi-Alternative Strategies Fund allocates substantially all of its assets to Underlying ETFs that invest primarily in non-traditional (alternative) asset categories and strategies. Non-traditional (alternative) investments are alternatives to traditional equity (stocks) or fixed income (bonds and cash) investments. Non-traditional (alternative) investments have the potential to enhance portfolio diversification and reduce overall portfolio volatility because these investments may not have a strong correlation (relationship) to one another or to traditional market indexes. Non-traditional (alternative) investments use a different approach to investing than do traditional investments. This approach may involve, for example, seeking excess returns that are not tied to traditional investment benchmarks (e.g., absolute return and real return strategies); taking both long and short positions on securities believed to be significantly under- or over-priced (e.g., long/short equity); taking both long and short positions in futures contracts (e.g., managed futures); seeking to benefit from price movements caused by anticipated corporate events, such as mergers, acquisitions, or other special situations (e.g., merger arbitrage); or using derivatives or hedging strategies. This approach also may involve investing in a variety of non-traditional (alternative) strategies (e.g., multi strategies). Many non-traditional (alternative) investment strategies are designed to help reduce the role of overall market direction in determining return.

c.	Principal Investment Strategy (p. 6): Please remove the last sentence of the second paragraph following the table, which states “By investing in the Fund, you will indirectly bear fees and expenses charged by the Underlying ETFs in which the Fund invests in addition to the Fund’s direct fees and expenses.” This sentence is risk disclosure and already appears in the Principal Risks section.

Response: The Trust has made the requested change.

d.	Principal Risks (pp. 6-9): Please consider whether there are principal investment strategies corresponding to the large-cap company risk, mid-cap and small-cap company risk, emerging markets risk, inflation-indexed bond risk and special situations risk disclosure that should be included in the prospectus summary and in the Item 9(b) disclosure in the prospectus.

Response: The Trust notes that the Fund pursues its investment strategy by investing in Underlying ETFs comprising various asset categories and strategies. The Underlying ETFs’ asset categories and strategies present additional risks in this fund-of-funds structure. Many of the risks disclosed in the summary prospectus are risks associated with investment strategies employed by the Underlying ETFs. While the Fund does not invest directly in the types of securities associated with the aforementioned risks (because the Fund’s principal strategy is to allocate its assets among the Underlying ETF), the Trust believes that certain risks associated with the Underlying ETFs warrant risk disclosure because the disclosure describes the risks associated with the assets categories and strategies of the Underlying ETFs.

In addition, the Trust notes that “large-cap company risk, mid-cap and small-cap company risk” correspond to the Fund’s strategy of investing in Underlying ETFs that utilize a “long/short equity” strategy, among others. The Trust notes that “emerging markets risk” corresponds to the Fund’s strategy of investing in Underlying ETFs that invest in “global real estate,” among others. The Trust notes that “inflation-indexed bond risk” corresponds to the Fund’s strategy of investing in Underlying ETFs that utilize certain hedging strategies. The Trust notes that “special situations risk” corresponds to the Fund’s strategy of investing in Underlying ETFs that utilize a “merger arbitrage” strategy.

e.	Principal Risks (p. 9): Please include an explanation of asset class risk, issuer specific risk, investment style risk and market capitalization risk, which are mentioned in the risk factor “Risks Related to Investments in Underlying ETFs.”

Elisabeth Bentzinger

June 22, 2015

Response: The Trust notes that explanations of the abovementioned risks are set forth in the section of the prospectus entitled “More information on strategies and risks.” The Trust believes this disclosure is appropriate.

4. Convertible Securities Fund - Summary Prospectus

a.	Principal Investment Strategy (p. 11): The prospectus states, “Under normal market conditions, the Fund intends to invest at least 80% of its net assets, plus borrowings for investment purposes, in a diversified portfolio of convertible securities.” Please change “intends to invest” to “will invest.”

Response: The Trust has made the requested change.

b.	Principal Investment Strategy (p. 12): Please disclose any criteria as to duration and maturity that the Fund might use with respect to its investments in convertible securities. Also, please disclose the lowest rating in which the Fund may invest and whether the Fund may invest in convertible securities that are in default.

Response: The Fund does not have any restrictions with respect to the duration or maturity of the convertible securities in which it invests. Also, the Fund does not have a stated policy with respect to minimum ratings. The prospectus has been revised to include discussion of distressed or defaulted securities.

5. Unconstrained Bond Fund - Summary Prospectus

a.	Principal Investment Strategy (p. 15): The Fund’s investment objective is stated as follows: “Seeks to achieve maximum current income and total return over a full market cycle through opportunistic sector allocation.” Please revise the disclosure in accordance with Plain English principles to clarify what is meant by “full market cycle” and “opportunistic sector allocation.”

Response: The Trust has added the following disclosure as the third paragraph under the “Principal Investment Strategy” section to clarify the term “full market cycle”: “The Fund seeks to achieve maximum current income and total return over a full market cycle, which is generally considered to be the movement from a period of strong performance and rising prices through a period of weak performance and falling prices, then back again to a new period of strong performance. The length of a full market cycle can vary from a few months to a few years.”

The Trust notes that the seventh paragraph in the “Principal Investment Strategy” section describes the Fund’s opportunistic sector allocation, stating that the Fund “will allocate its assets among market sectors in the fixed income universe in response to changing market, financial, economic, and political factors and events that the Sub-Advisers believe may affect the value of the Fund’s investments.” The Trust has added the following as the first sentence of that paragraph: “The Sub-Advisers employ opportunistic sector allocation to achieve the Fund’s investment objective.”

b.	Principal Investment Strategy (p. 15): Please disclose the principal risks associated with unconstrained investing. For example, investing in a wider variety of bonds, including high yield and emerging markets, may expose the Fund to more credit risk than fixed income funds that are managed against a specific market benchmark.

Elisabeth Bentzinger

June 22, 2015

Response: The Trust has added “Unconstrained Investing Risk” as a principal risk that reads as follows:

Unconstrained Investing Risk: Because the Sub-Advisers employ an unconstrained investment strategy and have great flexibility in selecting investments, the Fund may have significant exposure to certain types of securities and instruments, credit qualities, maturities, countries, and regions that are not represented in a similar manner or in similar weightings as that of other broad market domestic or foreign fixed income indexes. This flexibility may expose the Fund to significantly greater risk than other fixed income funds that are managed against a specific benchmark index, because the success of the Sub-Advisers’ portfolio selections is dependent upon a greater number of variables.

c.	Principal Investment Strategy (p. 16): The disclosure indicates that the Fund may invest in credit default swaps. If the Fund will write credit default swaps, please confirm supplementally that the Fund will segregate the full notional amount of the credit default swap to cover such obligation.

Response: The Trust confirms that, if a Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement.

d.	Principal Investment Strategy (p. 16): The staff notes that the Fund discloses that it may engage in short sale transactions as a principal strategy. Please confirm to the staff that any expected dividend or interest expenses associated with the Fund’s short sale transactions will be included in the fee table.

Response: To the extent the Fund engages in short sales, the Trust confirms that the expenses related to such short sales will be reflected in the “Other Expenses” line item of the Fund’s fee table.

e.	Principal Risks (pp. 16-19): Please remove Bank Loans Risk, Convertible Securities Risk, European Economic Risk, Inverse Floaters Risk, Real Estate Investing Risk, Repurchase Agreement Risk, Risk of Investing in Other Investment Companies and Zero Coupon and Pay-In-Kind Securities Risk as the Fund states no principal investment strategy involving these investments, or alternatively, please add these investments to the principal strategy section of the Fund.

Response: The Trust has added corresponding disclosure to the Principal Investment Strategy section. The Trust notes that European Economic Risk corresponds to the Fund’s investments “in a diversified portfolio of U.S. and foreign bonds” and “foreign currency exchange transactions.”

f.	Principal Risks (p. 16): The staff notes that “Cash Management Risk” references “counterparty risk.” Please describe “counterparty risk.”

Response: The Trust notes that “Counterparty Risk” is described in the section of the prospectus entitled “More information on strategies and risks.” The Trust believes this disclosure is appropriate.

Elisabeth Bentzinger

June 22, 2015

g.	Principal Risks (p. 16): The staff notes that “Risk of Investing in Other Investment Companies” references “market risk, issuer-specific risk, investment style risk and portfolio management risk” and “market capitalization risk.” Please describe these risks.

Response: The Trust notes that explanations of the abovementioned risks are set forth in the section of the prospectus entitled “More information on strategies and risks.” The Trust believes this disclosure is appropriate.

6. Statutory Prospectus

a.	More Information on Strategies and Risks (p. 23): Please disclose each Fund’s investment objective. See Item 9(a) of Form N-1A.

Response: The Trust has made the requested change.

b.	With respect to each Fund’s expense limitation provisions, the prospectus states “The Adviser may be reimbursed the amount of any such payments and waivers in the future provided that the payments or waivers are reimbursed within three years of the payment or waiver being made and the combination of the Fund’s expense ratio and such reimbursements do not exceed the Fund’s expense cap.” Please revise disclosure to clarify that the reimbursement will not exceed the expense cap at the time of waiver. Please consider disclosing the recoupment provisions in the footnote to the fee table.

Response: The Trust has revised the disclosure to clarify that the reimbursement will not exceed the expense cap at the time of waiver. The Trust believes the disclosure in the footnote to the fee table is appropriate.

c.	More Information on Strategies and Risks (p. 23): Please move all non-principal investment strategies to the SAI per Item 9(b) of Form N-1A, or alternatively, please clearly disclose in the prospectus which strategies are principal strategies and which are not. See “Guidance Regarding Mutual Fund Enhanced Disclosure,” IM Guidance Update
No. 2014-08, June 2014.

Response: As required by Form N-1A, a summary of the principal strategies of each Fund is included the summary prospectus. The principal strategies, as well as additional information associated with the Funds’ principal investment strategies are described within the statutory prospectus. The Trust respectfully submits that no further revisions are required.

d.	More Information on Strategies and Risks (p. 27): Please move all non-principal risks to the SAI per Item 9(b) of
Form N-1A, or alternatively, please clearly disclose in the prospectus which risks are principal risks and which are not. See “Guidance Regarding Mutual Fund Enhanced Disclosure,” IM Guidance Update No. 2014-08, June 2014.

Response: As required by Form N-1A, a summary of the principal risks of each Fund is included in the summary prospectus. The principal risks, as well as additional risks associated with the Funds’ principal investment strategies are described within the statutory prospectus. The Trust respectfully submits that no further revisions are required.

Elisabeth Bentzinger

June 22, 2015

e.	Ways to Reduce or Eliminate Sales Charges (p. 52): Please state whether the Funds make available free of charge on their website the information required by Item 12(a)(1) through (a)(4) and Item 23(a) of Form N-1A. If the Funds do not make this information available in this manner, please disclose why they do not do so. See Item 12(a)(5) of the Form.

Response: The Trust has added the following disclosure to the prospectus: “For more information about sales charges, reductions, and waivers, see the SAI or visit the Funds’ website at 1290funds.com, which includes hyperlinks to facilitate access to this information.” The Trust makes available free of charge on the Funds’ website the information required by Item 12(a)(1) through (a)(4) and Item 23(a) of Form N-1A.

f.	Exchanging Shares (p. 58): Please consider including the 2% redemption fee in the fee table, particularly if the Fund intends to charge this fee. Additionally, the market timing disclosure does not discuss this fee. Please update the disclosure or remove the cross-reference to that section. Please consider disclosing this fee in the section of the prospectus discussing shareholder redemptions.

Response: The Funds do not charge a redemption fee. All references to a redemption fee have been removed.

g.	Buying, Selling and Exchanging Shares (p. 58): The staff notes the disclosure that states “The Funds reserve the right to suspend or change the terms of purchasing, selling or exchanging shares.” Please revise the disclosure to clarify that the Funds are not reserving a blanket right to suspend redemptions. See Section 22(e) of the 1940 Act.

Response: The Trust has made the requested change. The sentence under the heading “Purchase and Exchange Restrictions” in the prospectus now reads as follows: “The Funds reserve the right to suspend or change the terms of purchasing or exchanging shares.”

h.	Buying, Selling and Exchanging Shares (p. 58): The staff notes the disclosure stating that “each Fund and the Trust reserve the right to reject a transfer.” Please confirm that the term “transfer” is intended to describe purchase orders.

Response: The Trust confirms that the term “transfer” is intended to describe purchase orders.

i.	Selling Restrictions (p. 60): In the third row of the table discussing redemption in kind, please add disclosure to the effect that securities received in kind may remain at market risk until sold and that shareholders may incur brokerage costs and taxable capital gains when converting those securities to cash.

Response: The Trust has added the following disclosure to the third row of the table discussing selling restrictions: “Securities distributed in kind are subject to market risk until sold and shareholders may incur brokerage costs and taxable capital gains when converting those securities to cash.”

j.	Back Cover Page: Please revise the disclosure regarding portfolio holdings to state that a description of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio securities is available on the Funds’ website, as this is the case. See Item 9(d) of Form N-1A.

Elisabeth Bentzinger

June 22, 2015

Response: The Trust has made the requested change.

7. SAI

a.	Fundamental Restrictions (p. 4): With respect to fundamental restriction (2), please change the statement, “The Funds may consider the concentration of the underlying funds and ETFs in determining compliance with this fundamental restriction” to “The Funds will consider …”

Response: The Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying fund when monitoring a Fund’s industry concentration limit. The disclosure adjacent to the Fund’s concentration policy makes clear that the Funds may invest in underlying funds or ETFs that may concentrate their assets in one or more industries, and that the Fund may consider the concentration of the underlying funds and ETFs. The Trust respectfully submits that additional revisions are neither necessary nor required.

b.	The staff notes that there are several statements throughout SAI that the Funds have not commenced operations as of the date of the SAI, but three funds commenced operations in November. Please update the disclosure for the three operational Funds.

Response: The new Funds will have a standalone statement of additional information. All references to the three operational funds will be removed.

c.	The Distributor (p.78): Please provide the aggregate dollar amount of underwriting commissions received and the amount retained by the principal underwriter for the last fiscal year. See Item 25(a)(3) of Form N-1A.

Response: Because only the new Funds will now be included in this SAI, this information is not applicable.

d.	Custodian (p. 95): Please disclose the principal business address of the custodian. See Item 19(h)(3) of Form N-1A.

Response: The Trust has made the requested change.

e.	Please provide information on the commissions and other compensation required by Item 32(c) of Form N-1A.

Response: Because only the new Funds will now be included in this SAI, this information is not applicable.

8. Miscellaneous

a.	Please provide “Tandy” representations.

Response: A “Tandy” letter will be filed as separate correspondence.

Elisabeth Bentzinger

June 22, 2015

*        *        *         *        *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.

Anthony Geron, Esq.

AXA Equitable Funds Management Group, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP